Exhibit 99.1

China Customer Relations Centers, Inc. Receives Notification of Withdrawal of Non-Binding Going Private Proposal

TAI’AN, China, May 29, 2020 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) service provider in China, today announced that the Company’s board of directors (the “Board”) received a letter dated May 25, 2020 from Guangzhou Cornerstone Asset Management Co., Ltd. (“Cornerstone”), a company incorporated under the laws of the PRC, withdrawing, with immediate effect, the preliminary non-binding going private proposal that Cornerstone, along with Mr. Zhili Wang, Chairman and Chief Executive Officer of CCRC (“Mr. Wang,” together with Cornerstone, the “Consortium”), submitted to the Board on November 10, 2018. Subsequently, on May 29, 2020, the Board received a letter from Mr. Wang confirming his withdrawal.

Mr. Wang said, “the withdrawal of the going-private proposal stemmed from Cornerstone’s decision to withdrawal from the Consortium.”

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;

●	technical support;

●	sales;

●	customer retention;

●	marketing surveys; and

●	research.

The Company’s service is currently delivered from call centers located in Provinces of Shandong, Jiangsu, Henan, Guangdong, Yunnan, Hubei, Jiangxi, Hebei, Anhui, Sichuan, Heilongjiang, the Xinjiang Uygur Autonomous Region, the Guangxi Zhuang Autonomous Region, and Chongqing City, with a capacity of approximately 22,360 seats. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692